

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group


05005047

14 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 December 2004, Re: 1. Acquisition of a subsidiary in the British Virgin Islands; and 2. Proposal for iMpression Worldwide Inc, a wholly-owned subsidiary of Silverstone Berhad, which is in turn a wholly-owned subsidiary of SCB, to provide or cause to be provided technical know-how and use of the brand name "Silverstone" in relation to tyre manufacturing in the People's Republic of China to Lion Rubber Industries Sdn Bhd and Quay Class Ltd, both wholly-owned subsidiaries of Lion Forest Industries Berhad for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

dlw 1/11

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Submitted by SILVERSTONE CORPORATION on 13-12-2004 07:22:26 PM
Reference No SC-041213-67390

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **SILVERSTONE CORPORATION BERHAD**
* Stock name : **SILSTON**
* Stock code : **5061**
* Contact person : **WONG PHOOI LIN**
* Designation : **SECRETARY**

* Type : ● *Announcement* ○ *Reply to query*

* Subject :

1. Acquisition of a subsidiary in the British Virgin Islands; and

2. Proposal for iMpression Worldwide Inc, a wholly-owned subsidiary of Silverstone Berhad, which is in turn a wholly-owned subsidiary of SCB, to provide or cause to be provided technical know-how and use of the brand name "Silverstone" in relation to tyre manufacturing in the People's Republic of China to Lion Rubber Industries Sdn Bhd and Quay Class Ltd, both wholly-owned subsidiaries of Lion Forest Industries Berhad

* **Contents :-**

1. INTRODUCTION

The Board of Directors of SCB ("Board") wishes to announce that Silverstone Berhad ("SB"), a wholly-owned subsidiary of SCB, had on 10 December 2004 acquired a wholly-owned subsidiary, known as iMpression Worldwide Inc ("iWI"), a dormant company incorporated in the British Virgin Islands ("Acquisition of a Subsidiary").

The Board also wishes to announce that iWI had on 11 December 2004 entered into a technical know-how and services agreement with Lion Rubber Industries Sdn Bhd ("LRISB") and Quay Class Ltd ("QCL"), both wholly-owned subsidiaries of Lion Forest Industries Berhad ("LFIB"), for the provision of technical know-how and the use of the brand name "Silverstone" in relation to tyre manufacturing in the People's Republic of China ("PRC") ("Proposed Provision of Technical Know-how and Silverstone Brand").

(For purpose of this announcement, the exchange rate of USD1 : RM3.80 is assumed)

2. ACQUISITION OF A SUBSIDIARY

iWI was incorporated on 22 September 2004 with an authorised capital of USD50,000 (equivalent to RM190,000) and an issued and paid-up capital of USD1.00 (equivalent to RM3.80) made up of one ordinary share of USD1.00.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

13 DEC 2004

3. PROPOSED PROVISION OF TECHNICAL KNOW-HOW AND SILVERSTONE BRAND

iWI proposes to undertake the Proposed Provision of Technical Know-how and Silverstone Brand and the terms and conditions are as follows:

- iWI agrees to:
  a) grant to LRISB/QCL, a non-exclusive, royalty bearing and indivisible licence and agrees to LRISB/QCL granting a non-exclusive, royalty bearing and indivisible licence to the joint venture company to be incorporated by LFIB in the PRC ("Shandong JVCo") to use the technical know-how for the manufacture of all-steel radial truck tyres and semi-steel radial tyres for passenger car and light truck tyres ("Products") in the Shandong Province and the right to sell the Products so manufactured under the 'Silverstone' brand name in the PRC; and

  b) grant QCL the right to use the "Silverstone" brand name in the PRC and agrees to QCL granting the same right to the Shandong JVco to use the "Silverstone" brand name.

- In consideration of the grant by iWI of the licence to use the technical know-how and the "Silverstone" brand name, LRISB and QCL shall cause Shandong JVco to pay to iWI the annual royalty, which is calculated as follows:

  Royalty = PBT x (1-CTR) x 10%

  Where:
  PBT = Current financial year profit before taxation of Shandong JVco

  CTR = Corporate tax rate of Shandong JVco

4. RATIONALE FOR THE PROPOSED PROVISION OF TECHNICAL KNOW-HOW AND SILVERSTONE BRAND

SB had already incurred substantially over a period of 10 years in the research and development of tyres and promoting the "Silverstone" brand name locally and overseas. Hence, its brand image is well known both locally and internationally, including in the PRC. Some of the activities include the Trans-Africa Expedition, Silverstone Inner-Mongolia Expedition, Race To The Sky championship in New Zealand, sponsorship of the China Rally and the tying-up with European universities in competition tyre development.

In this respect, LFIB has proposed for SB to provide the relevant technical know-how relating to the manufacturing of all-steel radial truck tyres and semi-steel radial tyres for passenger car and light truck tyres and the use of the "Silverstone" brand name in the PRC for consideration in the form of annual royalty payment. In view of the SCB Group's financial constraint, this represents an opportunity for SB to generate income from the royalty payment without having to invest on a manufacturing plant.

5. FINANCIAL EFFECTS

i) Share Capital

There will be no effect on the issued and paid-up capital of SCB as the Acquisition of a Subsidiary does not involve the issuance of SCB shares.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

13 DEC 2004

ii) **Earnings**

The Acquisition of a Subsidiary is not expected to have a material effect on the financial results of the SCB Group for the financial year ending 30 June 2005.

iii) **Net Tangible Assets ("NTA")**

On a proforma basis, the Acquisition of a Subsidiary is not expected to have a material effect in the NTA based on the SCB Group's audited consolidated balance sheet as at 30 June 2004.

6. CONDITIONS TO THE ACQUISITION OF A SUBSIDIARY AND PROPOSED PROVISION OF TECHNICAL KNOW-HOW AND SILVERSTONE BRAND

The Acquisition of a Subsidiary and the Proposed Provision of Technical Know-how and Silverstone Brand are not subject to any approval to be obtained.

7. DIRECTORS' INTEREST

The following Directors do not consider themselves independent in respect of the Proposed Provision of Technical Know-how and Silverstone Brand ("Interested Directors"):

i) Tan Sri William H.J. Cheng ("TSWC") is the Chairman of LFIB and a substantial shareholder of the Company and LFIB;

ii) Phang Wai Yeen is an employee of Silverstone Berhad and Lion Motor Sdn Bhd, both wholly-owned subsidiaries of the Company wherein TSWC and Datuk Cheng Yong Kim each has a substantial interest via their substantial shareholding in the Company.

iii) Ngan Yow Chong, the Executive Director of LFIB, is an employee of LFIB, a company wherein TSWC and Datuk Cheng Yong Kim each has a substantial interest.

iv) Datuk Cheng Yong Kim, the nephew of TSWC, is a substantial shareholder of the Company and LFIB.

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in the Acquisition of a Subsidiary and the Proposed Provision of Technical Know-how and Silverstone Brand.

8. DIRECTORS' RECOMMENDATION

The Directors of SCB (other than the Interested Directors), having taken into consideration all aspects of the Proposed Provision of Technical Know-how and Silverstone Brand, are of the opinion that the Proposed Provision of Technical Know-how and Silverstone Brand is fair and reasonable, and is in the best interest of SCB and its shareholders.

The Directors of SCB, after taking into consideration all aspects of the Acquisition of a Subsidiary, are of the opinion that the Acquisition of a Subsidiary is fair and reasonable, and is in the best interest of SCB and its shareholders.

SILVERSTONE CORPORATION BERHAD (41515-D)



Secretary

13 DEC 2004

9. RECURRENT RELATED PARTY TRANSACTION

The Company will include the receipt of the annual royalty in the renewal of the shareholders' mandate in relation to recurrent related party transactions to be obtained from the shareholders of the Company at the next annual general meeting of the Company to be held by 31 December 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)



Secretary

13 DEC 2004